As filed with the Securities and Exchange Commission on June 19, 2000
SEC File No.
            -------------------
==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  VERDLAND BIO-HIGH TECH INVESTMENT CO., INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


       Nevada                                                  87-0377162
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        Unit 904, Sino Plaza, 255 Gloucester Road, Causeway Bay
        Hong Kong, SAR, China                                        N/A
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (852) 2834-9800
                                    ---------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                   Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

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                    Verdland Bio-High Tech Investment Co., Inc.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  9

Item  3.     Description of Property...................................... 10

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 11

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 12

Item  6.     Executive Compensation....................................... 13

Item  7.     Certain Relationships and Related Transactions............... 14

Item  8.     Description of Securities.................................... 14

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 15

Item  2.     Legal Proceedings............................................ 17

Item  3.     Changes in and Disagreements with Accountants................ 17

Item  4.     Recent Sales of Unregistered Securities...................... 17

Item  5.     Indemnification of Directors and Officers.................... 18

PART F/S

             Financial Statements......................................... 19

PART III

Item  1.     Signatures................................................... 27

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                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History - Past Activities
--------------------------------------------
Verdland Bio-High Tech Investment Co., Inc.(hereinafter the "Registrant" or the "Company"), was incorporated in the state of Utah on March 26, 1982, under the name Video America, Inc., for the purpose of operating a video store. The Company had operations until 1992 when it filed bankruptcy. The Company emerged from bankruptcy in August 1994, has had no operations since that date, and is considered a "development stage". In January 1998, the Company merged with a Nevada subsidiary solely for the purpose of changing domicile from Utah to Nevada.

In September 1998, former officers, directors, and principal shareholders agreed to sell 8,000,000 shares of the 10,000,000 shares issued and outstanding to Mr. Guo JianXi (a.k.a. Jimmy Guo) and other associates of Mr. Guo. Mr. Guo, acquired control of the Company for the purpose of transferring certain patent and other rights to a agri-biological product known as SLAM. SLAM is a tall leafy vegetable that can be grown in a very large range of geo-physical locations. In connection with the sale of the 8,000,000 shares, a the Company's board of directors and a majority of its shareholders agreed to change the name of the Company to Verdland Bio-High Tech Investment Co., Inc.

Articles of Amendment to the Company's Articles of Incorporation effecting the name change were filed with the state of Nevada on September 18, 1998. On September 25, 1998, issued a press release announcing the name change and that it had entered into negotiations with China Modern Farming and Animal Husbandry (Holding) Company Limited, a Hong Kong corporation ("China Modern"), to acquire all of the ownership interest held by the China Modern Stockholders. A transaction with China Modern was never consummated.

Current Business Activities
----------------------------
The Company should be considered a "shell" company and its current business purpose is to locate and consummated a merger or acquisition with a private entity. The purposed business activities described herein classify the Company as a "blank check" company. Therefore, the Company faces all the risks interest in any new business, together with those risks specifically inherent in the search for an acquisition of business opportunities. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The Company is voluntarily filing its registration statement on Form 10SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Sources of Business Opportunities
---------------------------------
The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor entered into any discussions, negotiations, agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate.

A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------
Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger
---------------------------------------
Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's inactive status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time.

There are no arrangements, agreements or understandings between nonmanagement shareholders and management under which nonmanagement shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which nonmanagement shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

In the event that the Company does need to raise additional capital, it would most likely have to rely on the private sale of its securities or loans from its other officers and directors. There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any such loan agreements, nor has the Company identified the criteria that it may use in determining whether to seek such loans. Any funds borrowed by the Company through any loan source would not be utilized by the Company to make payments to the Company's promoters, management, or their affiliates or associates, except for the reimbursement of expenses paid on behalf of the Company, upon presentation to the company of appropriate invoices or other documentation evidencing such payments.

Any private sale of securities would be limited to persons exempt under the Commission's Regulation D or other rule or provision for exemption, if any applies. However, no private sales are contemplated by the Company's management at this time, and, there are no plans, proposals, arrangements or understandings with respect to the sale or issuances of additional securities by the Company prior to the location of an acquisition or merger candidate.
If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.

Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a preexisting contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest and no present potential for such a merger or acquisition exists. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. If such an opportunity arose, however, the Company would not seek to obtain an independent appraisal of the value of the business or company with which the related party transaction was contemplated. In that circumstance, management's ability to effectively evaluate such a non-arms length transaction might be compromised, and any remedy available to dissenting shareholders in such a transaction would most likely be prohibitively expensive and time consuming. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders
----------------------
It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose. Section 16-10a-704 of the Utah Revised Business Corporation Act provides that any action which may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

However, a shareholder's meeting is normally the most expeditious procedure, wherein all shareholder's would be entitled to vote in person or by proxy. Because following the effective date of this registration statement the Company will be subject to Section 14 of the Exchange Act, the Company intends to send notice to the shareholders requesting their approval of the terms of the proposed transaction. In the notice of such a shareholder's meeting and related information or proxy statement, the Company will provide shareholders disclosure documentation concerning the potential acquisition of merger candidate, including financial statements and business information about the target as required under Section 14.

As of the date of this filing, the Company's officers, directors and promoters, their affiliates or associates have represented that they have not had any preliminary contact or discussions with any representatives of the owners of any business or company, and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.

Competition
-----------
Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees
---------
As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to hire part-time clerical help on an as-needed basis.

Facilities
----------
The Company is currently using as its principal place of business the business office its President and Director located in Hong Kong. The cost of the utilization of the office space is provided free of charge to the Company. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds
of office space or other facilities necessary for its future business.   The
Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------
The Company is considered a development stage company with no assets or capital and with no operations or income since approximately August 1994. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been provided free of charge by a director and affiliate of a principal shareholder, specifically Jimmy Guo (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future.

Other than loans from its officers and directors the Company has no other financing means in place and unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about the Company's ability to continue as a going concern.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Forward-Looking Statements
--------------------------
This Form 10-SB includes "forward-looking statements". All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

Plan of Operation
-----------------
During the next twelve months, the Company's officers and directors will contact business brokers, consultants, and other business professionals in an effort to actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. The Company's directors will not receive compensation for services provided to the Company until such time as an acquisition or merger can be accomplished. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital.

In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. It is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  Description of Property

     The Company does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables sets forth the number of shares of the Company's Common Stock, par value $0.001, held by each person who is believed to be the beneficial owner of 5% or more of the 10,000,000 shares of the Company's common stock outstanding at June 15, 2000, and the names and number of shares held by each of the Company's officers and directors and by all officers and directors as a group.

Title of  Name and Address            Amount and Nature of            Percent
Class     Of Beneficial Owner         Beneficial Ownership(1)         of Class
--------  -------------------        ---------------------            --------
Common    Guo JianXin                 5,670,000    Direct             56.70
          Unit 904, Sino Plaza
          255 Gloucester Rd, Causeway Bay
          Hong Kong SAR, China

Common    Guo LiXin                     800,000    Direct              8.00
          Senefelderstr 78A
          70176 Stuttgart, Germany

Common    Wang Hui                    1,000,000    Direct             10.00
          No. 71, Building,
          Xibahe Dongli, Chaoyang District
          Beijing, PRC  100028

Officers, Directors and Nominees
--------------------------------
Common     Guo JianXin, President
            and Director              5,670,000    Direct             56.70

Common     Yingrid Y. Y. Ho
            Secretary and Director       ---                           ---
                                     ----------                      ------
All Officers, Directors, and
 Nominees as a Group (2 Persons)      5,670,000    Direct             56.70
                                     ==========                      ======

(1) Unless otherwise indicated each person has sole investment and sole voting power over the listed shares.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

The names of the Company's executive officers and directors and the positions held by each of them are set forth below:

Name                    Position                           Since
----                    --------                               -----
Guo JianXi              President and Director                 August 1998
Yingrid Y.Y. Ho         Secretary and Director                 February 2000

The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

There are no agreements or understandings for any officer or director to resign at the request of another person and none of the officers and directors are acting on behalf of or will act at the direction of another person. The officers and directors of the Company are considered to be the only promoters of the Company.

Biographical Information
------------------------
Set forth below is certain biographical information with respect to each of the Company's officers and directors.

Mr. Guo JianXi, age 34, has been the chairman of Verdland Bio-high Tech Investment Co., Ltd. (Verdland-China), Beijing, PRC since 1994. Since 1998, Verdland-China has utilized a high-tech biological methodology to grow a gene modified food product known as SLAM. Prior to 1994 Mr. Guo served as Chairman of the Tian Hong International Investment Company, a company engaged in biological technology. Mr. Guo helped establish one of the first private foreign ventures in Heilongjiang, PRC, the "Heilongjiang-Sidney Australian Union Plastic Limited," focusing on trading and material processing with Russia. Mr. Guo received his bachelor degrees with honors, majoring in Mechanical Engineering and Business Administration. Mr. Guo JianXi has maintained very good relationships with both central government and Heilongjiang provincial government.

Yingrid Y.Y. Ho, aged 26, has been since 1999 the secretary of Verdland-China. In 1997, Ms. Ho obtained a Bachelor degree in Political Science from York University, Canada. From June 1997 to April 1998, she worked as an executive secretary in Korean-based Bookook Securities Co., Ltd. From May 1998 to April 1999 she worked as a legal secretary/translator in New York-based Debevoise & Plimpton.

ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Except as noted below, the Company has not paid any salaries or other compensation to its officers or directors during the years ended March 31, 2000, 1999, and 1998. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's current directors will not be compensated for services provided to the Company until such time as an acquisition or merger can be accomplished. As of the date hereof, no person has accrued any compensation from the Company, other than converting funds advanced to the Company into shares of Common Stock of the Company or accepting shares of the Common Stock of the Company as reimbursement for funds advanced or expenses paid on behalf of the Company.

The payment of compensation to officers and directors and/or the repayment of loans to officers, directors, affiliates or lending institutions will not be a condition that any target company must agree to as a terms for completing an acquisition or merger.

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's principal executive officer(s) and any other executive officers that received compensation in excess of $100,000 during such period (as determined at March 31, 2000, the end of the Company's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                           Long Term Compensation
                                                          ----------------------
                       Annual Compensation               Awards       Payouts
                                              Other      Restricted
Name and                                      Annual      Stock     Options  LTIP     All other
Principal Position   Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------   ----  ------   -------- ------------ ------   -------  ------  ------------
Guo, JianXi           2000  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President             1999  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
                      1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-

Michael Labertew      1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President

Options/SAR Grants in Last Fiscal Year
--------------------------------------
None.

Bonuses and Deferred Compensation
---------------------------------
None.

Compensation Pursuant to Plans
------------------------------
None.

Pension Table
-------------
Not Applicable.

Other Compensation
------------------
None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company will be heavily dependent on its officers and directors for the successful implementation of its business plan which is to seek out acquisition candidates. Officers and directors are not required to devote any specified amount or percentage of their business time to the Company's affairs, and to the extent that they spend time, it will be only a minimum amount seeking out acquisition candidates and performing necessary administrational paperwork. Management anticipates that should an acceptable acquisition be completed, present management will resign and new management will assume control.

ITEM 8. DESCRIPTION OF SECURITIES

General
-------
The authorized capital of the Company consists of the following stock:

--Fifty Million (50,000,000) shares of common stock, par value $0.001 per share (the "Common Stock"). There are 10,000,000 shares of Common Stock issued and outstanding as of June 15, 2000. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws. Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption, call or assessment, and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

--Fifty Million (50,000,000) shares of Class A Preferred Stock, par value $0.001 per share (the "Class A Preferred Stock"). There are no shares of the Class A Preferred Stock issued and outstanding as of June 15, 2000.

--Fifty Million (50,000,000) shares of Class B Preferred Stock, par value $0.001 per share (the "Class A Preferred Stock"). There are no shares of the Class B Preferred Stock issued and outstanding as of June 15, 2000.

--Fifty Million (50,000,000) shares of Class C Preferred Stock, par value $0.001 per share (the "Class A Preferred Stock"). There are no shares of the Class C Preferred Stock issued and outstanding as of June 15, 2000.

Penny Stock
-----------
The Company's common stock is considered a "penny stock." The Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ or national securities exchange and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.

Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The impact of the regulations applicable to penny stocks on the Company's securities is to reduce the market liquidity of the Company's securities by limiting the ability of broker/dealers to trade the Company's securities and the ability of purchasers of the Company's securities to sell their securities in the secondary market. The low price of the Company's Common Stock also has a negative effect on the amount and percentage of transaction costs paid by individual shareholders and the potential ability of the Company to raise additional capital by issuing additional shares. The primary reasons for these effects include the internal policies of certain institutional investors that prohibit the purchase of low-priced stocks, the fact that many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin and certain brokerage house policies and practices that tend to discourage individual brokers from dealing in low-priced stocks.

In addition, since broker's commissions on low-priced stocks represent a higher percentage of the stock price than commissions on higher pried stocks, the current low share price of the Common Stock results in individual shareholders paying transaction costs that are a higher percentage of their total share value than would be the case if the Company's share price were substantially higher.

                                     PART II

ITEM 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

Market Price of the Company's Common Stock and Dividends
--------------------------------------------------------
The following table sets forth, for the respective periods indicated, the prices of the Company's Common Stock in the over the counter market as reported by a market maker on the NASD'S OTC Bulletin Board. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions.
                                                   Bid Quotation
                                                   -------------
Fiscal Year 2000                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 3/31/00                     $1.0625               $0.75
Quarter ended 12/31/99                    $1.0625               $0.75
Quarter ended 9/30/99                     $1.0625               $0.75
Quarter ended 6/30/99                     $1.0625               $0.75

Fiscal Year 1999                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 3/31/99                     $1.0625               $0.75
Quarter ended 12/31/98                    $1.0625               $0.75
Quarter ended 9/30/98                     $1.0625               $0.25
Quarter ended 6/30/98                     $0.25                 $0.10

To the best knowledge of the Company there has been limited, if any, trading activity of the Company's common stock on the OTC Bulletin Board. The last reported trade of any shares was in February 1999. The number of shareholders of record of the Company's Common Stock as of June 15, 2000, was 467.

The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. No member of management or any other shareholder of the Company has executed or provided the Company with any type of "lock-up" letter relating to or restricting their ability to sell their shares prior to such time as the Company has successfully consummated a merger or acquisition and the Company is no longer considered to be a "blank check" company.

OTCBB Eligibility Rules
-----------------------
The Company's common stock is quoted on the NASD's OTC Bulletin Board under the symbol "VLND". Effective July 1, 1999, all companies that began quotation on the OTCBB prior to January 4, 1999 are being reviewed to determine compliance status with respect to the OTCBB's eligibility rules. The Company's proposed phase in date as published under the NASD's Phase-in schedule is November 1999. The NASD will begin its evaluation 60 calendar days prior to the Company's scheduled phase-in date. To be compliant with the NASD's eligibility rule, a company must be (1) registered with the SEC under section 13 or 15(d) of the Exchange Act, and current in its required filings. To be current, a company must have filed its latest required annual filing and any subsequent quarterly filings. In the alternative, a company may be deemed compliant, if it has filed a Form 10 or Form 10SB and has cleared all comments by the SEC.

Companies that have filed with the SEC are given a grace period of 30 calendars. The grace period begins on the date the symbol change notification appears on the OTCBB Daily List. The NASD has no information that the company is compliant, it will append the company's symbol with a fifth character "E". Symbol changes will appear on the OTCBB Daily List and will be reflected in the company's trading symbol four (4) days from the date the notice appears on the OTCBB Daily List. As of the date of this filing the symbol change notification has not been published on the OTCBB Daily List.

For those companies that file with the SEC and are non-compliant with the filing requirement, symbol changes will appear on the OTCBB Daily List 30 calendar days prior to the company's scheduled phase-in date. Once the NASD has received notification that a delinquent issuer is compliant with the filing requirements, the fifth character "E" will be removed from the companies symbol. The symbol change will be completed two business days following publication on the OTCBB Daily List.

If the NASD has no information that the company is compliant, upon expiration of the grace period (i.e., on the scheduled phase-in date), the company's security will be removed from the OTCBB. Deletions will appear on the OTCBB Daily List and will become effective 2 days from the date the notice appears on the OTCBB Daily List.

The Company does not know whether or not its registration statement on Form 10SB has been filed with the SEC in sufficient time avoid possible delisting from the OTCBB, however, no assurance can be given that the Company can meet the OTCBB eligibility requirements prior to the Company's phase-in date or the expiration of the 30-day grace period immediately thereafter.

Blue Sky Considerations
-----------------------
Any future transfer or resale of the Company's common stock in secondary markets will be subject, in addition to Federal securities laws, to the "Blue Sky" laws of each state in which such transfer or resale occurs. Because the Company's business activities are considered to be those of a "blank check, blind pool", "dormant" or "shell" company, it is possible that shareholders of the Company residing in states the limit or prohibit the use of exemptions for resale of securities of "blank check, blind pool", "dormant" or "shell" companies may not be able to resell their shares of the Company's common stock until such time as the Company has completed a merger or acquisition and/or the appropriate resale exemption becomes available. Certain states, including Connecticut, Idaho, Washington, Indiana, Minnesota, Oregon, South Dakota, and Utah limit or prohibit the use of their transactional exemption to "blind-pool, blank check", "dormant" or "shell" companies. Therefore shareholders of the Company residing in those states will be prohibited from reselling their shares until such time as an exemption for resale is available or the shareholder is no longer subject to the laws of the applicable jurisdiction. The Company's transfer agent has been instructed to reject any transfers from those states, until the transfer agent has been provided with an opinion of counsel that the shares have been registered or that an appropriate exemption is available.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

During the fiscal year ended March 31, 1999, the Company issued and aggregate of 8,297,643 shares of its restricted common stock for cash of $23,837. The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 3(b) and/or Section 4(2) of the Securities Act and the regulations promulgated thereunder. (See Notes 4 and 5 to the Financial Statements.)

During the fiscal year ended March 31, 1998, the Company issued an aggregate of 1,660,058 shares of its restricted common stock for cash, services, and the conversion. The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 3(b) and/or Section 4(2) of the Securities Act and the regulations promulgated thereunder. (See Notes 4 and 5 to the Financial Statements).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied. The Nevada statute expressly makes indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the board of directors, the shareholders, or independent legal counsel. Nevada law also permits a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification. The Nevada statute also provides that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors. The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section 78.751 of the Nevada Revised Statues.

The Company's articles of incorporation and bylaws do not contain specific provisions relating to indemnification of directors, officers, employees, and/or agents of the Company. However, it is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                PART F/S
               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's balance sheet as of March 31, 2000 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended March 31, 2000 and 1999, have been examined to the extent indicated in their report by Crouch, Bierwolf & Chisholm, certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

CROUCH, BIERWOLF & CHISHOLM
Certified Public Accountants
50 West Broadway, Suite 1130
Salt Lake City, Utah 84101
Telephone (801) 363-1175
Facsimile (801) 363-0615

                           INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Verdland Bio-High Tech Investment Co., Inc.

We have audited the accompanying balance sheet of Verdland Bio-High Tech Investment Co., Inc. (a Nevada corporation)(a development stage company) as of March 31, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended March 31, 2000 and 1999, and for the period from August 24, 1994 (beginning of development stage) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verdland Bio-High Tech Investment Co., Inc. as of March 31, 2000, and the results of its operations and its cash flows and for the years ended March 31, 2000 and 1999, and for the period from August 24, 1994 (beginning of development stage)to March 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's significant losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/Crouch, Bierwolf & Chisholm
Salt Lake City, Utah
May 2, 2000

                   Verdland Bio-High Tech Investment Co., Inc.
                        (A Development Stage Company)
                                Balance Sheet



                                    ASSETS
                                    ------
                                                                 March 31,
                                                                   2000
                                                                ----------
CURRENT ASSETS

 Cash                                                           $       30
                                                                ----------
     Total Current Assets                                               30
                                                                ----------
     TOTAL ASSETS                                               $       30
                                                                ==========


                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable - related party (Note 2)                      $      160
                                                                ----------
     Total Current Liabilities                                         160
                                                                ----------
STOCKHOLDERS' EQUITY

  Preferred stock, authorized 1,000 shares of
    Class A Preferred, $.001 par value                               -
  Preferred stock, authorized 1,000 shares of
    Class B Preferred, $.001 par value                               -
  Preferred stock, authorized 1,000 shares of
    Class C Preferred, $.001 par value                               -
  Common stock, authorized 50,000,000
    shares at $.001 par value; 10,000,000
    issued and outstanding                                          10,000
  Capital in excess of par value                                    16,140
  Retained deficit (accumulated during
    the development stage) (Note 5)                                (26,270)
                                                                ----------
   Total Stockholders' Equity                                         (130)
                                                                ----------
                                                                $       30
                                                                ==========
The accompanying notes are an integral part of these financial statements.

                     Verdland Bio-Tech Investment Co., Inc.
                        (A Development Stage Company)
                          Statements of Operations
                           For the Periods Ended

                                                                    For the
                                                                  Period from
                                                               August 24, 1994
                                                                 (beginning of
                                         For the Years Ended      development
                                              March 31,             stage)
                                       ------------------------   to March 31,
REVENUE                                   2000         1999          2000
                                       -----------  -----------  ------------
  Interest income                      $      -     $     1,500  $      4,679
                                       -----------  -----------  ------------
    Total Revenue                             -           1,500         4,679
                                       -----------  -----------  ------------

EXPENSES

 General and Administrative
 Expense                                       160       15,131        30,549
                                       -----------  -----------  ------------
     Total Expenses                            160       15,131        30,549
                                       -----------  -----------  ------------
Net (loss) before provision for taxes         (160)     (13,581)      (25,870)
                                       -----------  -----------  ------------
  Provision for Taxes (Note 1)                -            -              400
                                       -----------  -----------  ------------

Net income (loss)                      $      (160)     (13,581)      (26,270)
                                       ===========  ===========  ============

Loss Per Share (Note 1)                $      -     $      -
                                       ===========  ===========
Average shares outstanding              10,000,000    7,900,786
                                       ===========  ===========
















See Accountants' Report and Notes to Financial Statements

                    Verdland Bio-Tech Investment Co., Inc.
                        (A Development Stage Company)
                      Statements of Stockholders' Equity

                                                                                            Retained
                                                                                                   (Deficit)
                                                                                                  Accumulated
                                                             Common Stock            Capital       During the
                                                      ---------------------------   Excess of     Developmental
                                                        Shares         Amount        Par Value      Stage
                                                      ------------   ------------   ------------   ------------

Balance, August 24, 1994                                    42,299   $        43    $       (627)   $     -

Net (loss) for the period                                   -                 -            -              (121)
                                                      ------------   ------------    -----------   -----------

Balance, March 31, 1995                                     42,299             43           (627)         (121)

Net loss for the year ended March 31, 1996                 -                  -            -              (152)
                                                      ------------   ------------    -----------   -----------

Balance March 31, 1996                                      42,299             43           (627)         (273)

Net loss for the year ended March 31, 1997                    -                             -             (143)
                                                      ------------   ------------    -----------   -----------
Balance March 31, 1997                                      42,299             43           (627)         (416)

Issuance of 60,000 shares at
 $1 per share (Note 4)                                      60,000             60         53,750          -

Issuance of 1,000,000 shares
  at $.0065 per share (Note 5)                           1,000,000          1,000          5,500          -

Issuance of 300,000 shares
  for conversion of debt
  at $.0033 (Note 5)                                       300,000            300            700          -

Issuance of 300,000 shares
  for services rendered
  at $.0033 (Note 5)                                       300,000            300            700          -

Capital Contributed by Stockholder
  for expenses                                                -              -             2,600          -

Rounding from stock split                                       58           -              -             -

                                                                                                       (12,113)
Net loss for the year ended March 31, 1998             -----------    -----------    -----------    ----------

Balance March 31, 1998                                   1,702,357          1,703         62,623       (12,529)

Cancellation of Subscriptions
  receivable (Note 4)                                         -              -           (53,489)         -

Issuance of 8,000,000 for cash
  at $.001 per share                                     8,000,000          8,000           -             -

Issuance of stock for cash at
  $.017 per share                                          297,643            297          4,703          -

Net loss for the year ended March 31, 1999                    -              -              -          (13,581)
                                                        -----------   -----------    -----------   -----------
Balance March 31, 1999                                  10,000,000         10,000         13,837       (26,110)

Expenses paid by shareholder                                   -             -             2,303          -

Net loss for the year ended March 31, 2000                     -             -              -             (160)
                                                      ------------   ------------   ------------  ------------
Balance March 31, 2000                                  10,000,000   $     10,000   $     16,140  $    (26,270)
                                                       ============   ============   ============  ===========


See Accountants' Report and Notes to Financial Statements

                    Verdland Bio-Tech Investment Co., Inc.
                        (A Development Stage Company)
                          Statements of Cash Flows


                                                                                           For the Period
                                                                                           August 24, 1994
                                                                                           (beginning of
                                                                    For the Years Ended    Development
                                                                         March 31,         Stage) to
                                                                  ------------------------    March 31,
                                                                     2000         1999          2000
                                                                  -----------  -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net income (loss)                                                $      (160) $   (13,581) $  (26,270)
 Items not requiring cash flow:
 Increase in accrued expenses and
   accounts payable                                                    (2,303)       1,954        1,529
 Decrease in interest receivable                                         -          (1,550)      (4,679)
 Issuance of stock for services                                          -            -           1,000
 Expenses Paid by Stockholder                                           2,303         -           2,600
                                                                  -----------  -----------  -----------

  Net Cash (Used) by
   Operating Activities                                                  -         (13,177)     (25,820)
                                                                 ------------  -----------  -----------
  CASH FLOWS FROM
  INVESTING ACTIVITIES

  Net cash (used) by                                                     -            -            -
  Investing Activities                                           -----------  ------------  -----------

  CASH FLOWS FROM
  FINANCING ACTIVITIES

  Issuance of common stock                                               -         13,000        24,500
  Loans from related parties                                             -             90         1,160
                                                                 -----------  -----------  ------------

  Net Cash provided by
   Financing Activities                                                  -         13,090        25,660
                                                                 -----------  -----------  ------------
  NET INCREASE
    (DECREASE) IN CASH                                                  (160)         (87)         (160)

CASH AT BEGINNING OF
  PERIOD                                                                 190          277           190
                                                                 -----------  -----------  ------------
CASH AT END OF PERIOD                                            $        30  $       190  $         30
                                                                 ===========  ===========  ============
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for:
   Interest                                                      $      -     $      -     $       -
   Taxes                                                                -            -              400

Non Cash Flow Information
  Stock issued for:
   Note receivable                                               $      -     $      -     $       -
   Services                                                      $      -     $      -            1,000
   Conversion of Debt                                            $      -     $      -     $      1,000




See Accountant's Report and Notes to Financial Statements

                  Verdland Bio-High Tech Investment Co., Inc.
                        (a development stage company)
                      Notes to the Financial Statements

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in the State of Utah on March 26, 1982 for the primary purpose of operating a video store. The Company was operational until 1992 when the Company filed bankruptcy. The Company emerged from bankruptcy on August 24, 1994 with no assets or liabilities other than state income taxes. The Company has had no operations since that date and is classified as a development stage company.

The Company created and then merged with a Nevada subsidiary on January 17, 1998. The Company is now a Nevada corporation.

Loss Per Share
--------------
The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

Provision for Income Taxes
--------------------------
The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended March 31, 1995.

Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at March 31, 2000 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

The Company has cumulative net operating loss carryforwards of approximately $98,000 at March 31, 2000. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates of $33,000 at March 31, 2000 have been offset by valuation reserves of the same amount.

The Company has available $98,000 in net operating loss carryforwards that will begin to expire in the year 2002.

Cash and Cash Equivalents
-------------------------
For the purposes of the statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposits with maturities less than three months.

                 Verdland Bio-High Tech Investment Co., Inc.
                      (a development stage company)
                     Notes to the Financial Statements

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage Company
-------------------------
The Company has yet to fully develop any material income from its stated primary objective and it is classified as a development stage company. All income, expenses, cash flows and stock transactions are reported since the beginning of development stage. (August 24, 1994@.

NOTE 2 - RELATED PARTY TRANSACTIONS

During year 1998, a shareholder provided loans for the Company. Total loans made to the Company during 1998 was $160.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 4 - SALE OF COMMON STOCK

On September 17, 1997, the Board of directors approved the sale of 6,000,000 shares (pre-reverse split - 60,000 shares post reverse split) for $.0l per share ($1 post reverse split) or $60,000. $5,000 was paid in cash and a note for $55,000 was signed. The terms of the note are due on demand, 0% interest rate, until demand is made then 12% thereafter. The note has been discounted at 12% for one year for a total carrying value of $48,810.

In June, 1998, the Company canceled the subscriptions receivable due to the large reverse split enacted in October 1997.

NOTE 5 - SHAREHOLDER ACTIONS

On October 20, 1997, the shareholders of the corporation approved several changes to the corporation that affected the financial statements:

Voted to approve a 1 for 100 reverse stock split of all outstanding shares. The change has been made retroactive to August 24, 1994, the beginning of the development stage.

Voted to change the par value of common stock from $.Ol to $.001. This change has been made retroactive to August 24, 1994.

Voted to cancel 1,556,579 of treasury shares held in the name of the company effective August 24, 1994.

                 Verdland Bio-High Tech Investment Co., Inc.
                      (a development stage company)
                    Notes to the Financial Statements

NOTE 5 - SHAREHOLDER ACTIONS (continued)

Approved a quasi-reorganization of the capital structure of the company by restating retained earnings to zero. The charge was made to additional paid in capital. This was also effective the date of the bankruptcy, August 24, 1994.

--Voted to issue 1,000,000 post reverse split shares for $.0065 per share
($6500).
--Voted to issue 300,000 shares to a director for legal services rendered.

--Voted to issue 300,000 shares to convert a $1,000 loan.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative working capital and has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Management intends find a merger candidate with which to acquire or merge.

                               PART III

ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

Exhibit No.   SEC Ref. No.   Title of Document
-----------   ------------   -----------------
3(i)          3.01           Articles of Incorporation and Amendments thereto

3(ii)         3.02           Bylaws

4             4.01           Specimen Stock Certificate

27            27             Financial Data Schedule

ITEM 2.  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    VERDLAND BIO-HIGH TECH INVESTMENT CO. INC.

Dated: June 16, 2000                By: Guo JianXi, President and Director